UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lifetime Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

53222Q103
(CUSIP Number)

William Tomai Treasurer Taylor Parent, LLC 825 Third Avenue, 40th Floor New York, New York 10022 (212) 332-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 53222Q103	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CP Taylor GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Capital Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,329
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 29,329
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce G. Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,629,531
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,629,531
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,629,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 12 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,622,445
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,622,445
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 13 of 18

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (“Schedule 13D Statement”) as previously filed with the Securities and Exchange Commission by the undersigned Reporting Persons on March 9, 2018, with respect to common stock, par value $0.01 per share (“Common Stock”), of Lifetime Brands, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 1000 Stewart Avenue, Garden City, New York 11530.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Taylor Parent, LLC, a Delaware limited liability company (“Taylor Parent”), whose principal business is to hold the shares reported herein;
(ii)	CP Taylor GP, LLC, a Delaware limited liability company (“CP Taylor”), whose principal business is to appoint the board of directors of Taylor Parent;
(iii)	Centre Capital Investors V, L.P., a Delaware limited partnership (“Centre Investors”), whose principal business is to make investments in securities, including the Common Stock;
(iv)	Centre Partners V, L.P., a Delaware limited partnership (“Centre Partners LP”), the sole member of CP Taylor and general partner of Centre Investors;
(v)	Centre Partners V LLC, a Delaware limited liability company (“Centre Partners”), which is the general partner of Centre Partners LP;
(vi)	JRJ V LP, a Delaware limited partnership (“JRJ LP”), which serves as co-manager of Centre Partners;
(vii)	Harwich Road V LP, a Delaware limited partnership (“Harwich Road LP”), which serves as co-manager of Centre Partners;
(viii)	JRJ Inc., a Delaware corporation (“JRJ”), which serves as the general partner of JRJ LP;
(ix)	Harwich Road Inc., a Delaware corporation (“Harwich Road”), which serves as general partner of Harwich Road LP;
(x)	Bruce G. Pollack, who serves as the President of JRJ; and
(xi)	David L. Jaffe, who serves as the President of Harwich Road.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Centre Partners Management LLC, 825 Third Avenue, 40th Floor, New York, New York 10022.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 14 of 18

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following disclosure:

The shares of Common Stock to be purchased by Centre Investors will be purchased with working capital in open market transactions.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

The percentages in this Item 5 assume there is a total of 20,762,149 shares of Common Stock outstanding as of October 31, 2018.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Taylor Parent directly holds 5,593,116 shares of Common Stock and has sole power to vote and dispose of such shares of Common Stock.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 15 of 18

CP Taylor, which appoints the board of directors of Taylor Parent, has the ability to direct the management of Taylor Parent’s business, including the power to direct the decisions of Taylor Parent regarding the vote and disposition of securities held by Taylor Parent; therefore, CP Taylor may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Centre Investors directly holds 29,329 shares of Common Stock and has sole power to vote and dispose of such shares of Common Stock.

Centre Partners LP, in its capacity as sole member of CP Taylor and general partner of Centre Investors, has the ability to direct the management of CP Taylor’s and Centre Investors’ business, including the power to direct the decisions of CP Taylor and Centre Investors regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Centre Partners LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Centre Partners, in its capacity as the general partner of Centre Partners LP, has the ability to direct the management of Centre Partners LP’s business, including the power to direct the decisions of Centre Partners LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Centre Partners may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

JRJ LP and Harwich Road LP, in their capacity as co-managers of Centre Partners, have the ability to direct the management of Centre Partners’ business, including the power to direct the decisions of Centre Partners regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, JRJ LP and Harwich Road LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

JRJ, in its capacity as the general partner of JRJ LP, has the ability to direct the management of JRJ LP’s business, including the power to direct the decisions of JRJ LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, JRJ may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Harwich Road, in its capacity as the general partner of Harwich Road LP, has the ability to direct the management of Harwich Road LP’s business, including the power to direct the decisions of Harwich Road LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Harwich Road may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Bruce G. Pollack, in his capacity as the President of JRJ, has the ability to direct the management of JRJ’s business, including the power to direct the decisions of JRJ regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Mr. Pollack may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

David L. Jaffe, in his capacity as the President of Harwich Road, has the ability to direct the management of Harwich Road’s business, including the power to direct the decisions of Harwich Road regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Mr. Jaffe may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 16 of 18

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Taylor Parent and Centre Investors, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Taylor Parent and Centre Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person's status as a director, executive officer, member or general partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Centre Investors purchased in open market transactions 5,212 shares of Common Stock at a weighted-average price of $10.225 per share on November 12, 2018, 15,041 shares of Common Stock at a weighted-average price of $10.2324 per share on November 13, 2018, 7,960 shares of Common Stock at a weighted-average price of $10.3724 per share on November 14, 2018 and 1,116 shares of Common Stock at a weighted-average price of $10.4848 per share on November 15, 2018.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following disclosure:

On November 9, 2018, Taylor Parent, Centre Investors and the Issuer entered into a letter agreement and joinder (the “Letter Agreement”), whereby (a) the Issuer agreed to waive (i) solely with respect to the acquisition by Centre Investors of up to 400,000 shares of Common Stock (such shares, the “Additional Shares”) in open market purchases (such purchases, the “Proposed Transactions”) and solely to the extent such Proposed Transactions are consummated during the one-year period following the execution of the Letter Agreement (the “Waiver Period”), the restriction set forth in the Stockholders Agreement preventing Taylor Parent and its related persons from purchasing any shares of Common Stock through and including December 31, 2019, and (ii) the transfer restrictions set forth in the Stockholders Agreement with respect to the Additional Shares acquired during the Waiver Period and (b) Centre Investors became a party to, and agreed to be bound by the terms of, the Stockholders Agreement as modified by the Letter Agreement.  The parties to the Letter Agreement also agreed that Centre Investors will be subject to the Issuer’s blackout periods with respect to any Proposed Transaction consistent with the Issuer’s policies.  Pursuant to the Letter Agreement, the parties agreed that any Additional Shares shall not be counted under the Stockholders Agreement in determining the number of shares of Common Stock beneficially owned by Taylor Parent for purposes of the appointment of board members by Taylor Parent.

The foregoing summary of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter Agreement, which is filed as an Exhibit hereto, which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2
Agreement and Plan of Merger, dated as of December 22, 2017, by and among the Issuer, TPP Acquisition I Corp., TPP Acquisition II LLC, Taylor Parent, Taylor Holdco and CP Taylor (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 29, 2017).

Exhibit 3
Stockholders Agreement, dated as of March 2, 2018, by and between Lifetime Brands, Inc. and Taylor Parent, LLC (incorporated by reference to Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed March 6, 2018).

Exhibit 4	Letter Agreement and Joinder, dated as of November 9, 2018, among Lifetime Brands, Inc., Taylor Parent, LLC and Centre Capital Investors V, L.P. (filed herewith).

CUSIP No. 53222Q103	SCHEDULE 13D	Page 17 of 18

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2018

Taylor Parent, LLC

By:	/s/ William Tomai
Name: William Tomai Title: Treasurer

CP Taylor GP, LLC

By:	/s/ Michael Schnabel
Name: Michael Schnabel Title: Authorized Person

Centre Capital Investors V, L.P.

By:	/s/ Bruce Pollack
Name: Bruce Pollack Title: Authorized Person

Centre Partners V, L.P.

By:	Centre Partners V LLC
Its:	general partner

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

Centre Partners V LLC

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

JRJ V LP

By:	JRJ Inc.
Its:	general partner

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

CUSIP No. 53222Q103	SCHEDULE 13D	Page 18 of 18

Harwich Road V LP

By:	Harwich Road Inc.
Its:	general partner

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

JRJ Inc.

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road Inc.

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

Bruce G. Pollack

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack

David L. Jaffe

By:	/s/ David L. Jaffe
Name: David L. Jaffe

ANNEX A

Taylor Parent, LLC

Set forth below are the officers and directors of Taylor Parent, LLC.

Name	Principal Occupation
Bruce G. Pollack	President and Director
William Tomai	Treasurer
Dan Brinkenhoff	Secretary and Director
Michael Schnabel	Senior Vice President and Director

CP Taylor GP, LLC

Centre Partners V, L.P. is the sole member of CP Taylor GP, LLC.

Centre Capital Investors V, L.P.

Centre Partners V, L.P. is the general partner of Centre Capital Investors V, L.P.

Centre Partners V, L.P.

Centre Partners V LLC is the general partner of Centre Partners V, L.P.

Centre Partners V LLC

JRJ V LP and Harwich Road V LP are the co-managers of Centre Partners V LLC.

JRJ V LP

The general partner of JRJ V LP is JRJ Inc.

Harwich Road V LP

The general partner of Harwich Road V LP is Harwich Road Inc.

JRJ Inc.

The President of JRJ Inc. is Bruce G. Pollack.

Harwich Road Inc.

The President of Harwich Road Inc. is David L. Jaffe.

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  November 15, 2018

Taylor Parent, LLC

By:	/s/ William Tomai
Name: William Tomai Title: Treasurer

CP Taylor GP, LLC

By:	/s/ Michael Schnabel
Name: Michael Schnabel Title: Authorized Person

Centre Capital Investors V, L.P.

By:	/s/ Bruce Pollack
Name: Bruce Pollack Title: Authorized Person

Centre Partners V, L.P.

By:	Centre Partners V LLC
Its:	general partner

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

Centre Partners V LLC

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

JRJ V LP

By:	JRJ Inc.
Its:	general partner

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road V LP

By:	Harwich Road Inc.
Its:	general partner

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

JRJ Inc.

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road Inc.

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

Bruce G. Pollack

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack

David L. Jaffe

By:	/s/ David L. Jaffe
Name: David L. Jaffe

EXHIBIT 4

LETTER AGREEMENT AND JOINDER

THIS LETTER AGREEMENT AND JOINDER (this “Agreement”) is made and entered into effective as of November 9, 2018, by and among Lifetime Brands, Inc., a Delaware corporation (the “Company”), Taylor Parent, LLC, a Delaware limited liability company (“Taylor Parent”) and Centre Capital Investors V, LP (“Holder”, and together with the Company and Taylor Parent, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in that certain Stockholders Agreement, dated as of March 2, 2018, by and between the Company and Taylor Parent, attached hereto as Exhibit A (the “Stockholders Agreement”).
WHEREAS, Holder is a Related Person of Taylor Parent;
WHEREAS, Holder is not currently party to the Stockholders Agreement;
WHEREAS, Holder desires to purchase up to 400,000 shares of Common Stock (the “Additional Shares”, and any such acquisition acquiring Additional Shares, a “Proposed Transaction”) in the open securities market during the one-year period following the execution of this Agreement (the “Waiver Period”), and pursuant to the terms of the Stockholders Agreement, the Company requires that as a condition to purchasing any such Additional Shares, Holder become a party to the Stockholders Agreement, and Holder agrees to do so in accordance with the terms hereof and thereof;
WHEREAS, pursuant to Section 4(a)(xi) of the Stockholders Agreement, Taylor Parent is currently restricted from purchasing, and is required to cause each of its Related Persons, including Holder, not to purchase, directly or indirectly, any additional shares of Common Stock in excess of the Equity Consideration (the “Standstill Restriction”);
WHEREAS, pursuant to Section 3 of the Stockholders Agreement, Taylor Parent is currently restricted until January 1, 2020 from transferring, subject to certain exceptions, and is required to cause each of its Related Persons, including Holder, not to transfer, directly or indirectly, any shares of Common Stock (the “Transfer Restrictions”);
WHEREAS, pursuant to Section 5 of the Stockholders Agreement, the Company and Taylor Parent must cooperate to ensure that, to the greatest extent possible, the Board of Directors of the Company includes among its membership a number of Directors designated by Taylor Parent for election or appointment as Directors (the “Taylor Parent Designees”) as determined by the percentage of Common Stock beneficially owned by Taylor Parent as of the Taylor Parent Designee Calculation Date;
WHEREAS, pursuant to Section 6 of the Stockholders Agreement, for so long as Taylor Parent beneficially owns at least 50% of the Equity Consideration (the “Ownership Threshold”), the Company is restricted from taking certain material actions without Taylor Parent’s consent; and
WHEREAS, the Parties desire, among other things as set forth below, to waive solely with respect to the Additional Shares acquired during the Waiver Period, pursuant to Section 8(f) of the

Stockholders Agreement, the Standstill Restriction solely during the Waiver Period and the Transfer Restrictions, and any notice or procedural rights associated with the waiver of the foregoing.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
1.          Waivers.  The Company and Taylor Parent hereby waive, (a) solely with respect to any Proposed Transaction and solely to the extent such Proposed Transactions are consummated during the Waiver Period, the Standstill Restriction and (b) the Transfer Restrictions with respect to the Additional Shares acquired during the Waiver Period; provided, that notwithstanding the foregoing, Holder shall be subject to the Company’s blackout periods with respect to any Proposed Transaction consistent with the Company’s policies.
2.          Limitations on Additional Shares.  The Parties hereby agree that the Additional Shares shall not be considered under the Stockholders Agreement for purposes of the number of shares of Common Stock Beneficially Owned by Taylor Parent for purposes of appointing the Taylor Parent Designees and determining the Ownership Threshold.
3.          Agreement to be Bound.  Holder hereby agrees that upon execution of this Agreement, Holder shall become a party to the Stockholders Agreement for all purposes other than (i) solely with respect to the Additional Shares acquired during the Waiver Period, Section 3, Section 4(a)(xii), Section 5 and Section 6 of the Stockholders Agreement and (ii) solely with respect to any Proposed Transaction and solely to the extent such Proposed Transactions are consummated during the Waiver Period, Section 4(a)(xi) of the Stockholders Agreement (the “Excluded Sections”), shall be fully bound by, and subject to, all of the covenants, terms and conditions therein (as modified by this Agreement) for all purposes other than the Excluded Sections as though an original party thereto, shall be deemed a Stockholder for all purposes thereof (except as set forth herein and except for the Excluded Sections) and shall be added to Schedule I of the Stockholders Agreement as Stockholder thereof. In furtherance of the foregoing, Holder acknowledges that any Additional Shares shall not be counted as Common Stock “Beneficially Owned” by Taylor Parent for purposes of Section 5 of the Stockholders Agreement or “Equity Consideration” held by Taylor Parent for purposes of Section 6 of the Stockholders Agreement. Notwithstanding that the registration rights pursuant to Section 2 of the Stockholders Agreement are granted to the Stockholders only after the Lock-Up Period, Holder shall have such registration rights at any time with respect to the Additional Shares acquired during the Waiver Period.
4.          Applicability.  For the avoidance of doubt, this Agreement shall apply only with respect to any Additional Shares acquired by Holder during the Waiver Period and shall not apply with respect to the Equity Consideration.  Except as set forth in this Agreement, the Stockholders Agreement shall remain unchanged.
5.          Successors and Assigns.  Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of, and be enforceable by, the Parties and the successors and assigns of each Party, as well as the other parties to the Stockholders Agreement, which, for the avoidance of doubt, may be parties to the Stockholders Agreement as of the date hereof or at any future date,
2

and any subsequent holders of the Additional Shares and the respective successors and assigns of each of them, so long as they hold any Additional Shares.
6.          Counterparts.  This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.
7.          Notices.  For purposes of Section 8(c) of the Stockholders Agreement, all notices, demands or other communications to the Holder shall be directed to:
Centre Capital Investors V, LP
c/o Centre Partners Management LLC
825 Third Avenue, 40th Floor
New York, NY 10022

Attention:	Bruce Pollack & Michael Schnabel
Facsimile:	(212) 758-1830

8.          Governing Law.  This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.
9.          Descriptive Headings.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[The Remainder of This Page is Intentionally Left Blank]

3

IN WITNESS WHEREOF, the duly authorized representative of the undersigned has caused this Agreement to be duly executed and delivered as of the day and year first written above.

COMPANY:

LIFETIME BRANDS, INC.

By:	/s/ Robert B. Kay
Name: Robert B. Kay
Title: Chief Executive Officer

IN WITNESS WHEREOF, the duly authorized representative of the undersigned has caused this Agreement to be duly executed and delivered as of the day and year first written above.

TAYLOR PARENT:

TAYLOR PARENT, LLC

By:	/s/ Bruce Pollack
Name: Bruce Pollack
Title: President

IN WITNESS WHEREOF, the duly authorized representative of the undersigned has caused this Agreement to be duly executed and delivered as of the day and year first written above.

HOLDER:

CENTRE CAPITAL INVESTORS V, LP

By:	/s/ Bruce Pollack
Name: Bruce Pollack
Title: Authorized Signatory

Exhibit A

Stockholders Agreement